FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a — 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of October 2003

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated October 21, 2003, announcing that Registrant has received indications from its major noteholders of their intention to participate in Gilat’s offer to exchange outstanding 4% Convertible Subordinated Notes due 2012 for its Ordinary Shares.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Yoav Leibovitch —————————————— Yoav Leibovtch Chief Financial Officer

Dated: October 22, 2003

Oct 21, 2003

Gilat announces that it has received indications from its major noteholders to participate in exchange offer
These major noteholders hold approximately 45% of the outstanding $88M notes

Petah Tikva, Israel, October 21, 2003 — Gilat Satellite Networks Ltd. (Nasdaq: GILTF), a worldwide leader in satellite networking technology, announced today that it has received indications from its major noteholders of their intention to participate in Gilat’s offer to exchange outstanding 4% Convertible Subordinated Notes due 2012 for its Ordinary Shares, par value NIS 0.20 per share. On October 12, 2003, Gilat announced that it is offering 125 of its Ordinary Shares for each $1,000 principal amount of the Notes and interest accrued thereon. If 100% of the bonds are converted, Gilat’s shareholder equity as of June 30, 2003 on a pro forma basis would be $121.131 million.

The indications from the Company’s major noteholders that they will participate in the exchange offer demonstrate the commitment these important stakeholders are willing to make in Gilat’s future and the possible successful completion of the exchange offer. The exchange is expected to result in a significant improvement in Gilat’s balance sheet, increased shareholder’s equity, reduced debt and improved financial ratios.

As stated in the October 12 announcement, Gilat will accept for exchange any and all Notes validly tendered and not withdrawn prior to the expiration date. The expiration date for the exchange offer is 12:00 midnight, New York City time, on Monday, November 10, 2003, unless extended. This announcement does not constitute an offer to sell or a solicitation of an offer to purchase any securities.

About Gilat Satellite Networks Ltd
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RSTRC), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with nearly 400,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 70 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Gilat is a joint venture partner with SES GLOBAL, and Alcatel Space and SkyBridge LP, subsidiaries of Alcatel, in SATLYNX, a provider of two-way satellite broadband services in Europe. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Inquiries:
Tim Perrott
Tel: +1703-848-1515

Gilat Media Contact:
Barry Spielman,
Director Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com